[WINSTON & STRAWN LLP]

March 12, 2012

VIA EMAIL

Mr. Russell Mancuso

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	OPTi Inc.
Amendment No. 2 to Preliminary Consent Solicitation Statement on
Schedule 14A To Be Filed March 13, 2012
File No. 000-21422

Dear Mr. Mancuso:

Thank you for your second comment letter dated February 29, 2012 concerning the revised preliminary Consent Solicitation Statement (the “Statement”) filed by OPTi Inc. (the “Company”) on February 22, 2012. The Company has asked me to respond to your comments on its behalf.

Enclosed is a revised copy of the Statement marked to reflect the Company’s responses to your comments and other changes from Amendment No. 1. The following is a brief explanation of the Company’s responses.

1.	Pursuant to the Staff’s request, pro forma financial information has been included on page 7 of the enclosed Statement.

As set forth on pages 2 and 16 of the enclosed Statement, the Company’s financial statements as included in the Company’s most recent Form 10-K (filed on June 29, 2011) and Form 10-Q (filed on February 16, 2012) are incorporated by reference as permitted by Item 14(e)(1) of Schedule 14A, which authorizes information to be incorporated by reference to the same extent as would be permitted by Form S-4. Item 11 of Form S-4 authorizes incorporation by reference if the registrant meets the requirements of Form S-3. The Company meets the registrant requirements pursuant to Section I.A of the General Instructions of Form S-3, as it (1) is organized under the laws of the United States; (2) has a class of securities registered pursuant to Section 12(g) of the Exchange Act; (3) is subject to the requirements of Section 12 of the Exchange Act and has filed all materials required to be filed pursuant to Section 13 or 15 of the Exchange Act and (4) does not have preferred stock and has not defaulted on (x) any indebtedness for borrowed money or (y) any rental on a long term lease.

2.	More specific information related to when the Board conducted its analyses and reached its conclusions is set forth on pages 4-5 of the Statement.

3.	Revised disclosure related to the Company’s largest shareholder and its public comments concerning the Company’s liquidation is set forth on pages 11-12 of the Statement.

4.	No alternative contractual arrangements between shareholders of the Company and the Company exist or have been contemplated. Language noting such arrangements was included in the Plan of Liquidation to provide for flexibility in the Company’s winding up process. However, as this language is inapplicable and no such arrangements are anticipated, this clause has been deleted from Section 5 of Exhibit A.

5.	Please see the revised disclosure concerning the Shareholder Return Bonus on pages 13-14 of the Statement.

As noted on page 11 of the Statement, the class action complaint filed on February 9, 2012 against the Company and its directors was voluntarily dismissed without prejudice on February 24, 2012. A copy of the dismissal has been provided to the Staff pursuant to its request.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the Statement. The Company understands that Staff comments, or changes to the Company’s disclosures made in response to Staff comments, do not foreclose the Securities and Exchange Commission from taking any action with respect to the Statement. The Company acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or by any person under the federal securities laws of the United States.

If you have any further questions or comments, please contact me at (415) 591-1519 or Michael Mazzoni, Chief Financial Officer of the Company, at (650) 213-8550.

The Company would like to finalize the Statement for distribution to its shareholders on or about March 19. To do so we would appreciate receiving any final comments by March 15. Thank you.

Sincerely,

/s/ James E. Topinka

James E. Topinka

Encl:	Consent Solicitation Statement

cc:	Ms. Allicia Lam, Securities and Exchange Commission (By Email)
Mr. Michael Mazzoni, OPTi Inc. (By Email)